Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the

Third Quarter ended September 30, 2017

Updated projection: Net Income in 2017 to exceed $500,000

RISHON LEZION, Israel, November 30, 2017 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (Nasdaq: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the third quarter of the fiscal year 2017.

Revenues for the third quarter of 2017 grew by 15% to $7.2 million from $6.3 million in the comparable period last year.

Net income for the third quarter of 2017 amounted to $132,000 compared to a net loss of $205,000 in the comparable quarter last year.

Net income for the first nine months of 2017 amounted to $445,000 compared to net income of $141,000 in the comparable period last year.

Yuval Viner, BOS’ Co-CEO, stated: “We are pleased with the results of the first nine months of 2017, and especially with the results of the third quarter of 2017. At the beginning of 2017 we provided an outlook of $500,000 net income for the year 2017. We are now confident that the net income in 2017 will exceed $500,000.”

Eyal Cohen, BOS’ Co-CEO and CFO, stated: “Since 2010, we have continuously presented an improvement in our annual results. Our financial position is also stronger, with $1.3 million EBITDA for the last twelve months and a net bank debt of $1.1 million. We will announce our outlook for the year 2018 in the first quarter of 2018.”

BOS will host a conference call on Thursday, November 30, 2017 at 11:00 a.m. EST - 6:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

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About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Eyal Cohen

Co-CEO and CFO

+972-542525925

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness ; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenues	$21,007	$20,650	$7,227	$6,275
Cost of revenues	16,615	16,771	5,747	5,263
Gross profit	4,392	3,879	1,480	1,012

Operating costs and expenses:
Sales and marketing	2,470	2,293	879	747
General and administrative	1,242	1,192	397	383
Total operating costs and expenses	3,712	3,485	1,276	1,130

Operating income (loss)	680	394	204	(118)
Financial expenses, net	(228)	(246)	(65)	(80)
Income or (loss) before taxes on income	452	148	139	(198)
Taxes on income	7	7	7	7
Net income (loss)	$445	$141	$132	$(205)

Basic and diluted net income (loss) per share	$0.14	$0.06	$0.04	$(0.08)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	3,113	2,522	3,236	2,671

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,662	$1,286
Restricted bank deposits	202	196
Trade receivables	9,174	7,928
Other accounts receivable and prepaid expenses	1,021	992
Inventories	2,925	2,314

Total current assets	14,984	12,716

LONG-TERM ASSETS	216	43

PROPERTYAND EQUIPMENT, NET	573	514

OTHER INTANGIBLE ASSETS, NET	152	195

GOODWILL	4,676	4,676

Total assets	$20,601	$18,144

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2017	December 31, 2016
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$400	$400
Trade payables	6,048	4,601
Employees and payroll accruals	586	677
Deferred revenues	764	680
Accrued expenses and other liabilities	338	259

Total current liabilities	8,136	6,617

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,553	2,734
Accrued severance pay	206	194
Deferred gain	-	15

Total long-term liabilities	2,759	2,943

SHAREHOLDERS’ EQUITY	9,706	8,584

Total liabilities and shareholders’ equity	$20,601	$18,144

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Net Income (loss) as reported	$445	$141	$132	$(205)
Adjustments:
Amortization of intangible assets	43	64	15	10
Stock based compensation	45	102	13	34
Acquisition expenses	-	30	-	-
Total Adjustments	88	196	28	44
Net Income (loss) on a Non-GAAP basis	$533	$337	$160	$(161)

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Operating income (loss)	$680	$394	$204	$(118)
Add:
Amortization of intangible assets	43	64	15	10
Stock based compensation	45	102	13	34
Depreciation	139	138	49	45
Acquisition expenses	-	30	-	-
EBITDA	$907	$728	$281	$(29)

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SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2017				Three months ended September 30, 2017

Revenues	$9,607	$11,504	$(104)	$21,007	$3,378	$3,865	$(16)	$7,227

Gross profit	$2,368	$2,024	$-	$4,392	$835	$645	$-	$1,480

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Nine months ended September 30, 2016				Three months ended September 30, 2016

Revenues	$8,818	$11,882	$(50)	$20,650	$2,784	$3,514	$(23)	$6,275

Gross profit	$2,016	$1,863	$-	$3,879	$517	$495	$-	$1,012

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